SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal period ended February 28, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________to_____________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Oxy Vinyls, LP Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    OXY VINYLS, LP SAVINGS PLAN


                                    By:  /s/ Peter G. Vincent
                                       -----------------------------------------
                                    Peter G. Vincent - Member of the
                                    Occidental Petroleum Corporation Pension and
                                    Retirement Plan Administrative Committee

Dated:  June 27, 2002

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                              Financial Statements

                     February 28, 2002 and December 31, 2001

                   (With Independent Auditors' Report Thereon)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS


                                                                                                      PAGE
Independent Auditors' Report                                                                               1

Statements of Net Assets Available for Benefits - February 28, 2002 and December 31, 2001                  2

Statements of Changes in Net Assets Available for Benefits - Period ended February 28, 2002 and
   year ended December 31, 2001                                                                            3

Notes to Financial Statements                                                                         4 - 11

All schedules omitted are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT



The Occidental Petroleum Corporation
  Pension and Retirement Plan Administrative Committee:


We have audited the accompanying statements of net assets available for benefits of the Oxy Vinyls, LP Savings Plan as of February 28, 2002 and December 31, 2001, and the related statements of changes in net assets available for benefits for the period ended February 28, 2002 and for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oxy Vinyls, LP Savings Plan as of February 28, 2002 and December 31, 2001 and the changes in net assets available for benefits for the period ended February 28, 2002 and for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Los Angeles, California
June 20, 2002

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                                                                                 FEBRUARY 28,       DECEMBER 31,
                                    ASSETS                                           2002               2001
                                                                                --------------     --------------
Investments at fair value:
   Short-term investment fund                                                   $           --            564,805
   Mutual funds                                                                             --         40,508,877
   Common collective funds                                                                  --         18,584,383
   Common stock                                                                             --         36,915,357
   Interest in represented Master Trust                                                     --            165,845
   Participant loans                                                                        --          3,502,233
                                                                                --------------     --------------
               Total investments at fair value                                              --        100,241,500
                                                                                --------------     --------------
Receivables:
     Participant contributions                                                              --            439,506
     Employer contributions                                                                 --            276,879
     Interest and dividends                                                                 --            437,192
     Securities due from broker                                                             --             16,685
                                                                                --------------     --------------
               Total receivables                                                            --          1,170,262
                                                                                --------------     --------------
               Total assets                                                                 --        101,411,762
                                                                                --------------     --------------
                                  LIABILITIES
Accrued liabilities                                                                         --             41,010
                                                                                --------------     --------------
               Total liabilities                                                            --             41,010
                                                                                --------------     --------------
               Net assets available for benefits                                $           --        101,370,752
                                                                                ==============     ==============

See accompanying notes to financial statements.

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                                                                                 PERIOD ENDED        YEAR ENDED
                                                                                 FEBRUARY 28,       DECEMBER 31,
                                                                                     2002               2001
                                                                                --------------     --------------
Additions to net assets attributable to:
   Investment income:
      Interest                                                                  $      232,539          1,366,532
      Dividends                                                                             --            285,630
      Net (depreciation) in fair value of investments                                 (794,524)          (669,901)
      Plan interest in Master Trust investment loss                                     (7,169)           (18,013)
                                                                                --------------     --------------
               Total investment (loss) income                                         (569,154)           964,248
                                                                                --------------     --------------
   Contributions:
      Participant                                                                      622,165          5,796,144
      Employer                                                                         389,672          3,627,297
      Participant rollover                                                                  --            218,840
                                                                                --------------     --------------
               Total contributions                                                   1,011,837          9,642,281
                                                                                --------------     --------------
               Total additions                                                         442,683         10,606,529

Deductions from net assets attributable to:
   Benefits paid to participants                                                     1,191,095          6,790,152
   Administrative expenses                                                                  --            172,278
   Transfer to successor plan                                                      100,622,340                 --
                                                                                --------------     --------------
               Total deductions                                                    101,813,435          6,962,430
                                                                                --------------     --------------
               Net (decrease) increase                                            (101,370,752)         3,644,099

Net assets available for benefits:
   Beginning of year                                                               101,370,752         97,726,653
                                                                                --------------     --------------
   End of year                                                                  $           --        101,370,752
                                                                                ==============     ==============

See accompanying notes to financial statements.

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



(1)  DESCRIPTION OF THE PLAN

     The following description of the Oxy Vinyls, LP Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          Occidental Chemical Corporation (OxyChem), a wholly owned subsidiary of Occidental Petroleum Corporation (OPC or Oxy), a Delaware corporation, and The Geon Company (Geon) caused a partnership to be formed, Oxy Vinyls, LP, a Delaware limited partnership, and selected affiliates (collectively, the Company or the Employer), in which OxyChem and Geon have indirect interests of 76% and 24%, respectively. The Plan was a defined contribution plan generally available to certain employees of the Company. The Plan was established by the Company effective May 1, 1999. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     (b)  MERGER OF PLAN INTO SUCCESSOR PLAN

          The Plan was merged into the Occidental Petroleum Corporation Savings Plan (PSA) with an effective date of February 28, 2002. Plan participants became participants in the PSA plan and their participant accounts and the plan assets were transferred into the PSA plan effective as of February 28, 2002. The transfer is reflected in the Statements of Changes in Net Assets Available for Benefits for the period ended February 28, 2002 as "Transfer to successor plan."

     (c)  PLAN ADMINISTRATION

          Prior to the Merger, the Plan was administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the Oxy Vinyls, LP Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). The Committees had been given all powers necessary to carry out their respective duties, including as applicable, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the Trustee) was the trustee and custodian of a trust fund which held all of the assets of the Plan.

     (d)  CONTRIBUTIONS

          PARTICIPANT CONTRIBUTIONS - Participants were allowed to contribute from 1% to 15% of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.

          EMPLOYER CONTRIBUTIONS - The Employer contributed 100% of a participant's contribution up to the first 6% of compensation. All Employer contributions were invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).


                                       4                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



     (e)  INVESTMENT OPTIONS

          Prior to the Merger, the Plan offered 11 investment options. Upon enrollment in the Plan, participants could direct their contributions, in 5% increments, in any of the investment options offered at the time. Participants could change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.

     (f)  PARTICIPANT ACCOUNTS

          Participant accounts were credited with the participant's contribution and allocations of the Employer's contribution and investment income, and charged with an allocation of administrative expenses and investment losses, if any. Allocations were based on account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

     (g)  VESTING

          Participants immediately vested in their contributions plus investment income thereon, if any. Vesting in the Employer's contribution portion of the account plus earnings thereon, was based on years of service. Generally, a participant received 20% vesting for each year of service and was fully vested after five years of service. Participants who were eligible to participate in the Plan on May 1, 1999 were fully vested.

     (h)  PARTICIPANT LOANS

          Participants could borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000, reduced by the highest outstanding loan balance in the past 12 months, (ii) 50% of their vested account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 25% of the participant's base compensation. Loan transactions were treated as a transfer between the investment fund and the participant loan fund. Loan terms ranged from one to five years for general purpose loans and six to ten years for primary residence loans. The loans bore interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan was approved. During 2002 and 2001, the interest rate charged on new loans was 5%. Loan repayments were made ratably through payroll deductions.

     (i)  PAYMENT OF BENEFITS

          Generally, upon termination of service for any reason other than death, participants with an account balance greater than $5,000 could elect to receive the vested portion of their account in the following distribution options: (i) one lump-sum payment, (ii) straight life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distributions, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the participant's beneficiary could elect to receive the vested interests in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance was $5,000 or less could receive distributions only under options (i), (v), or (vi). Participants could elect to receive distributions from their account balance in the Oxy Stock


                                       5                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



          Fund, the PolyOne Stock Fund (formerly the Geon Stock Fund), or the BFGoodrich Stock Fund in cash or in shares of common stock of such company.

     (j)  FORFEITED ACCOUNTS

          Forfeited nonvested accounts were used to reduce Employer contributions.

     (k)  ADMINISTRATIVE EXPENSES

          The Company paid certain costs and expenses incurred in administering the Plan and other costs and expenses were paid by the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan were prepared under the accrual method of accounting.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  RISKS AND UNCERTAINTIES

          The Plan provided for various investment options in mutual funds, actively managed funds, the Oxy Stock Fund, the PolyOne Stock Fund, and the BFGoodrich Stock Fund. Investment securities were exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it was at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

          Additionally, many mutual funds invested in the securities of foreign companies, which involved special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

          Derivative financial instruments were used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation were prohibited.


                                       6                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



     (d)  INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments were stated at fair value. Shares of registered investment companies were valued at quoted market prices, which represented the net asset value of shares held by the Plan at year-end. The OPC common stock, PolyOne common stock, and BFGoodrich common stock (see note 3) were valued at their quoted market prices. The unit price of common or commingled trust funds was based on the current market value of the underlying assets of the fund. Participant loans were valued at cost, which approximated fair value.

          Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

          Realized gains and losses on investments are based on the market value of the asset at the beginning of the Plan year or at the time of purchase for assets purchased during the Plan year and the related fair value on the day the investments were sold during the Plan year. Unrealized gains and losses on investments were based on the market value of the assets at the beginning of the Plan year or at the time of purchase for assets purchased during the Plan year and the related fair value at the end of the Plan year. Net realized and unrealized appreciation/(depreciation) in fair value of investments is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits as "Net (depreciation) in fair value of investments."

     (e)  PAYMENT OF BENEFITS

          Benefits were recorded when paid.

(3)  INVESTMENTS

     The following presents investments, with those that represent 5% or more of the Plan's net assets separately identified:

                                                    FEBRUARY 28,       DECEMBER 31,
                                                        2002               2001
                                                   --------------     --------------
     Common stock:
        Oxy Stock Fund                             $           --         35,770,049*

     Registered investment companies:
        Employee Benefit Index Fund                            --         14,275,476
        Magellan Fund                                          --          8,716,147
        Contrafund                                             --          7,843,019
        Balanced Fund                                          --          5,352,957

     Common/collective trust:
        Stable Value Fund                                      --         18,584,383

     All other investments less than 5%                        --          9,699,469
                                                   --------------     --------------
                                                   $           --        100,241,500
                                                   ==============     ==============

     * Participant and nonparticipant-directed


                                       7                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



     During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $794,524 and $669,901, respectively, as follows:

                                                     PERIOD ENDED        YEAR ENDED
                                                     FEBRUARY 28,       DECEMBER 31,
                                                         2002               2001
                                                    --------------     --------------
     Common stock                                   $      440,961          3,416,779
     Registered investment companies                    (1,235,485)        (4,086,680)
                                                    --------------     --------------
                                                    $     (794,524)          (669,901)
                                                    ==============     ==============

(4)  OXY STOCK FUND

     Information about the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund which included both participant and nonparticipant-directed investments were as follows:

                                                   FEBRUARY 28,       DECEMBER 31,
                                                       2002               2001
                                                  --------------     --------------
     Net assets:
        Oxy Stock Fund                            $           --         36,802,277

                                                   PERIOD ENDED        YEAR ENDED
                                                   FEBRUARY 28,       DECEMBER 31,
                                                       2002               2001
                                                  --------------     --------------
     Changes in net assets:
        Contributions                             $      450,347          3,963,622
        Investment income                                  2,362          1,351,039
        Net appreciation in fair value                   408,756          2,911,027
        Transfers between funds                         (421,428)          (493,351)
        Plan expenses                                     (9,989)           (54,301)
        Benefits paid to participants                   (420,702)        (2,480,921)
        Transfer to successor plan                   (36,811,623)                --
                                                  --------------     --------------
                                                  $  (36,802,277)         5,197,115
                                                  ==============     ==============

(5)  INTEREST IN MASTER RETIREMENT TRUST

     During 2001, an investment option was added to the Plan. This investment is part of a master trust. The Plan's interest in the master trust investment loss as reflected in the Statements of Changes in Net Assets Available for Benefits for the period ended February 28, 2002 and year ended December 31, 2001 represents the period for which the Plan participated in the master trust.


                                       8                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



     Prior to the Merger on February 28, 2002 and at December 31, 2001, the Plan's investment in the assets of the Master Trust represented an undivided interest of approximately 1%.

     The following table presents the aggregate fair value of investments held by, and investment income earned by, the Trust in which the Plan owns an undivided interest, as stated above:

                                                                FEBRUARY 28,       DECEMBER 31,
                                                                    2002               2001
                                                               --------------     --------------
     Investment at fair value:
        Common stock                                           $           --            330,330
        Preferred stock                                             6,162,696          6,798,887
        Corporate bonds                                            12,115,384         11,608,322
                                                               --------------     --------------
                                                               $   18,278,080         18,737,539
                                                               ==============     ==============

                                                                PERIOD ENDED        YEAR ENDED
                                                                FEBRUARY 28,       DECEMBER 31,
                                                                    2002               2001
                                                               --------------     --------------
     Investment income:
        Net depreciation in fair value of investments:
           Common stock                                        $     (161,345)           (26,423)
           Preferred stock                                           (264,150)          (342,000)
           Corporate bonds                                           (224,250)        (2,023,554)
                                                               --------------     --------------
                                                                     (649,745)        (2,391,977)

     Interest and dividends                                           138,631            742,890
        Less investment expenses                                      (35,370)           (93,661)
                                                               --------------     --------------
                                                               $     (546,484)        (1,742,748)
                                                               ==============     ==============

(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of February 28, 2002 and December 31, 2001:

                                                                                 FEBRUARY 28,       DECEMBER 31,
                                                                                     2002               2001
                                                                                --------------     --------------
     Net assets available for benefits per the financial statements             $           --        101,370,752
     Amounts allocated to withdrawing participants                                          --            (58,405)
                                                                                --------------     --------------
     Net assets available for benefits per the Form 5500                        $           --        101,312,347
                                                                                ==============     ==============


                                       9                             (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                 PERIOD ENDED        YEAR ENDED
                                                                                 FEBRUARY 28,       DECEMBER 31,
                                                                                     2002               2001
                                                                                --------------     --------------
     Benefits paid to participants per the financial statements                 $    1,191,095          6,790,152
        Add amounts allocated to withdrawing participants at
           December 31, 2001                                                                --             58,405
        Less amounts allocated to withdrawing participants at
           December 31, 2000                                                                --            (45,292)
        Less amounts allocated to withdrawing participants at
           December 31, 2001                                                           (58,405)                --
                                                                                --------------     --------------
     Benefits paid to participants per the Form 5500                            $    1,132,690          6,803,265
                                                                                ==============     ==============

     Amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

     The following is a reconciliation of investments per the financial statements to the Form 5500 as of February 28, 2002 and December 31, 2001:

                                                                                 FEBRUARY 28,       DECEMBER 31,
                                                                                     2002               2001
                                                                                --------------     --------------
     Total investments per the financial statements                             $           --        100,241,500
        Less interest in represented Master Trust                                           --           (165,845)
                                                                                --------------     --------------
     Total investments per the Form 5500                                        $           --        100,075,655
                                                                                ==============     ==============

     The Plan's interest in the Master Trust is not included in the Form 5500 since it is not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

(7)  PARTY-IN-INTEREST TRANSACTIONS

     The Trustee, Oxy Vinyls, LP and OPC are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in its collective short-term investment fund, the Oxy Stock Fund, the PolyOne Stock Fund, and the BFGoodrich Stock Fund. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations.

     For the period ended February 28, 2002 and for the year ended December 31, 2001, the Plan paid the Trustee $2,500 and $114,464, respectively, for services provided under the trust agreement.


                                       10                            (Continued)

                                 OXY VINYLS, LP
                                  SAVINGS PLAN

                          Notes to Financial Statements

                     February 28, 2002 and December 31, 2001



(8)  PLAN TERMINATION

     Prior to the Merger date, the Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(9)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letters dated January 30, 2002 and August 3, 2000, that the Plan and related trust were designed in accordance with applicable sections of the IRC. Although the Plan had been amended since receiving the determination letter, the Committees believed that the Plan was designed and operated in compliance with the applicable requirements of the IRC.

                                  EXHIBIT INDEX


Exhibit
   No.                       Exhibit
--------------------------------------------------------------------------------

   23            Independent Auditors' Consent